SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MeiraGTx Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value $0.00003881 per share

(Title of Class of Securities)

G59665 102

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59665 102

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,406,563
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,406,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,406,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G59665 102

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,406,563
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,406,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,406,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G59665 102

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,406,563
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,406,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,406,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%
14.	Type of Reporting Person (See Instructions) CO

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The Master Fund purchased the shares of Common Stock described in Item 5(c) funds from working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 59,500,314 outstanding Ordinary Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2023.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The shares reported include (i) 11,281,103 Ordinary Shares held by the Master Fund, (ii) shares issuable upon the exercise of 95,460 vested stock options or stock options that will vest within 60 days that the Advisor has rights to pursuant to a management fee offset and (iii) shares issuable upon the settlement of 30,000 restricted stock units that the Advisor has rights to pursuant to a management fee offset.

(c)	On May 5, 2023, the Master Fund purchased 4,347,826 Ordinary Shares at a purchase price of $5.75 per share from the Issuer pursuant to a Securities Purchase Agreement dated May 3, 2023.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Securities Purchase Agreement

On May 3, 2023, the Issuer entered into securities purchase agreements (the “Securities Purchase Agreement”) with several accredited investors (the “Investors”), including the Master Fund. The closing of the Private Placement occurred on May 5, 2023. Pursuant to the Securities Purchase Agreement, the Master Fund purchased 4,347,826 Ordinary Shares.

Registration Rights Agreement

In connection with the Private Placement, the Issuer entered into a Registration Rights Agreement, dated May 5, 2023 (the “Registration Rights Agreement” with the Investors. Pursuant to the Registration Rights Agreement, the Issuer is obligated to prepare and file with the SEC a registration statement to register for resale the Ordinary Shares sold pursuant to the Securities Purchase Agreement on or prior to August 3, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member